UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number: 1-1169

THE TIMKEN COMPANY SAVINGS AND INVESTMENT RETIREMENT PLAN
(Full title of the Plan)

THE TIMKEN COMPANY, 4500 Mt. Pleasant St., NW,
North Canton, OH 44720-5450
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

The Timken Company
Savings and Investment Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Timken Company Savings and Investment Retirement Plan
North Canton, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The Timken Company Savings and Investment Retirement Plan (the “Plan”) as of December 31, 2020 and 2019, the related Statement of Changes in Net Assets for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 23, 2021

The Timken Company
Savings and Investment Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
Assets	2020	2019
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$1,200,500,259	$1,107,497,206
Receivables:
Contributions receivable from participants	2,120,504	3,024,234
Contributions receivable from The Timken Company	962,347	3,190,330
Transfer receivable from other defined contributions plans	450,097	20,565,344
Notes receivable from participants	15,200,834	18,241,673
Total receivables	18,733,782	45,021,581
Net assets available for benefits	$1,219,234,041	$1,152,518,787

See accompanying Notes to Financial Statements.

The Timken Company
Savings and Investment Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions
Investment income:
Net appreciation from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$169,960,841
Interest income on notes receivable from participants	898,190
Participant rollovers	3,834,329
Contributions:
Participants	28,609,721
The Timken Company	22,155,296
Total contributions	50,765,017
Total additions	225,458,377

Deductions
Benefits paid directly to participants	(187,517,089)
Administrative expenses	(1,145,417)
Total deductions	(188,662,506)

Net increase prior to transfers	36,795,871
Transfers in	29,919,383
Net increase	66,715,254

Net assets available for benefits:
Beginning of year	1,152,518,787
End of year	$1,219,234,041

See accompanying Notes to Financial Statements.

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements

1. Description of the Plan
The following description of The Timken Company Savings and Investment Retirement Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description (posted on MyTotalRewards Portal) for a more complete description of the Plan’s provisions. Copies of the Summary Plan Description are available from the Plan Administrator, The Timken Company (the "Company").
General
Participation in this Plan is available to: (1) full-time salaried Employees of The Timken Company; The Timken Corporation; Interlube USA, Inc.; Timken Motor & Crane Services LLC; Timken Gears & Services Inc.; Timken Drives, LLC; MPB Corporation; Bearing Inspection, Inc.; Timken Industrial Services, LLC; Timken Aerospace Drive Systems, LLC; PT Tech LLC; Cone Drive Operations, Inc.; Timken SMO LLC; and effective January 1, 2021, BEKA Lubrication; (2) non-bargaining hourly employees of The Timken Company and The Timken Corporation at its facilities in Gaffney, Honea Path, and Tyger River, South Carolina; Mascot, Tennessee; Lincolnton and Rutherfordton, North Carolina; Carlyle, Illinois; Ogden, Utah; Lenexa, Kansas; Carolina Service Center and Duncan, South Carolina; Bucyrus, Ohio; and in Timken Housed Units business; and (3) non-bargaining hourly employees of Interlube USA, Inc.; Timken Gears & Services Inc.; Timken Drives, LLC; MPB Corporation; Bearing Inspection, Inc.; Timken Motor & Crane Services LLC; Timken Aerospace Drive Systems, LLC; PT Tech LLC; Torsion Control Products, Inc.; Rollon S.p.A; Groeneveld Group; and The Diamond Chain Company. Employees of these entities become eligible to participate in the Plan the first of the month following the completion of one full calendar month of full-time service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective as of the close of business on December 31, 2020, the Cone Drive Savings and Investment Retirement Plan and the BEKA World LP 401k Plan merged into the Plan. As a result of the merger, $29,919,383 of plan assets were transferred, which included contributions receivable of $450,097. Effective as of the close of business on December 31, 2019, the Lovejoy, Inc. Savings and Profit Sharing Plan, Groeneveld Lubrication Solutions, Inc. 401(k), Torsion Control Products, Inc. Profit Sharing Plan, and Rollon Corporation 401(k) Plan merged into the Plan. As a result of the merger, $20,565,344 of plan assets were transferred. As the transfer was not received by the Plan Trustee until January 2, 2020, the transfer is presented as a receivable as of December 31, 2019 on Statements of Net Assets Available for Benefits.

Contributions
Under the provisions of the Plan, participants may elect to contribute between 1% and 75% of their gross earnings directly to the Plan, subject to Internal Revenue Service ("IRS") limitations. The Company matches such employee contributions, “Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings deferred to the Plan, and 50% of the next 3% of gross earnings deferred to the Plan. Matching Contributions are allocated based on the participant's investment election. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan froze future investments in the Timken Company Common Stock Fund effective December 31, 2018. In addition, on May 1, 2018, the Plan was amended to eliminate the Timken Company Common Stock Fund as an investment option effective December 30, 2022.

The Plan provides for a quarterly “Core Contribution” by the Company for all plan participants except (1) employees of the Timken Housed Units business, Timken Drives, LLC, Timken Motor & Crane Services LLC, Timken SMO LLC, PT Tech LLC, Lovejoy Inc, LLC, Groeneveld Lubrication Solutions, Inc., Rollon Corporation, The Diamond Chain Company, and BEKA Lubrication; (2) those accruing service under a defined benefit pension plan sponsored by the Company, and (3) salaried employees eligible for a 401(k) Plus Contribution. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Core Contribution amounts range from 1.0% to 4.5% of the participant’s eligible compensation.

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)
The Plan provides for a quarterly “401(k) Plus Contribution” by the Company for employees at the Company’s facilities in Asheboro, North Carolina, who were hired on or before December 31, 2003, and as of that date either (a) had less than 5 years of Continuous Service or less than 50 points (age plus years of Continuous Service), or (b) had 5 or more years of Continuous Service or 50 or more points (age plus years of Continuous Service) but do not accrue benefit under service defined benefit pension plan sponsored by the Company. This contribution is based on the participant’s full years of service at amounts ranging from 2.5% to 8.0% of the participant’s eligible compensation. Effective January 1, 2021, the 401(l) Plus Contribution was eliminated and the employees moved to the Core Contribution.

The Plan provides for a quarterly “Timken Drives 401(k) Plus Contribution” by the Company for employees of Timken Drives, LLC that do not accrue benefit service under a defined benefit pension plan sponsored by the Company. This contribution is based on the participant’s full years of service in amounts of 1.0% (for those with 25-29 years of service) or 2.0% (for those with 30 or more years of service) of the participant’s eligible compensation. Effective January 1, 2021, the Timken Drives 401(k) Plus Contribution was eliminated and the employees moved to the Core Contribution.

Newly eligible employees who do not make an affirmative contribution or opt out election are automatically enrolled in the Plan at a 3% deferral rate. If the participant makes no further changes to his/her deferral rate, then each year following the year in which the participant was automatically enrolled in the Plan the participant’s deferral rate will be increased by 1% until a deferral rate of 6% has been attained. Effective January 1, 2019, newly eligible associates are automatically enrolled in the Plan at a 6% deferral rate.

Core Contributions, 401(k) Plus Contributions and Timken Drives 401(k) Plus Contributions are invested based on the participant’s investment election. If a participant fails to make investment elections, his/her deferrals will default to an appropriate Vanguard Target Retirement Fund, based on the participant’s age.

Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of investment management fees and expenses are based on participant’s account balances. Allocation of participant account maintenance fees are charged per participant account. Forfeited balances of terminated participants’ unvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions. With the exception of 401(k) Plus Contributions and Timken Drives 401(k) Plus Contributions, employer contributions and related earnings are immediately vested. Participants vest in 401(k) Plus Contributions and Timken Drives 401(k) Plus Contributions plus related earnings after the completion of three years of service.

Forfeitures
Under the provisions of the Plan, if a participant leaves the Company with less than three years of Continuous Service, all 401(k) Plus Contributions and Timken Drives 401(k) Plus Contributions and any earnings on those contributions are forfeited and used to fund other Company contributions for eligible associates. Forfeiture balances as of December 31, 2020 and 2019 were $229,584 and $96,896, respectively.

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)
Notes Receivable from Participants
Participants may borrow from their accounts amounts ranging from a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 minus participants highest outstanding loan balance during the past 12 months or (b) 50% of their vested account balance, excluding after-tax contributions to the Plan (other than Timken US After-Tax Contribution Accounts) and related earnings thereon. Loan terms generally cannot exceed five years for general purpose loans, and 30 years for residential loans. The loans bear interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions. Effective January 1, 2016, new loans are limited to active employees.

Payment of Benefits
Upon disability or termination of service with the Company, participants having a vested account balance greater than $1,000 are given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a fixed period of time not to exceed their estimated life expectancy, (iv) leaving their vested account balance in the Plan (if vested account balance was greater than $5,000), or (v) taking a partial distribution. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance. Participants with a vested account balance between $1,000 and $5,000 and who did not elect a distribution, are paid in a direct rollover to an individual retirement plan. Participants electing to leave their vested assets in the Plan may do so until age 72, after which time the lump-sum or installment distribution options would apply. Participants are also able to receive partial or total distributions of their vested accounts upon attainment of age 59-1/2 without regard to the source of funds in the accounts.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available distributions prior to requesting a hardship withdrawal.

Participants may elect to have their vested dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in common shares of the Company.

Coronavirus Aid, Relief and Economic Security (CARES) Act
On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has affected and may continue to affect the market price of the Timken Company Common Stock Fund and other Plan assets. Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security ("CARES") Act” on March 27, 2020. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020, which may be repaid over three years for qualifying reasons associated with the COVID-19 pandemic, permits plan sponsors to increase the limit for plan loans to the lesser of $100,000 or 100% of a participant's vested balance, permits suspension of loan payments due through December 31, 2020, and permits individuals to stop receiving 2020 required minimum distributions. The Plan implemented these changes during 2020.

Transfers between Plans
Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company. Administrative expenses paid by the Plan include advisory, recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC ("Trustee"), shall distribute to each participant the vested balance in their separate account.

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)
2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans ("Master Trust"), which was established for the investment of assets of the Plan and the six other defined contribution plans sponsored by the Company.

The Trustee maintains a collective investment trust of common shares of The Timken Company within the Master Trust in which the Company’s defined contribution plans participate on a unit basis. Common shares of the Timken Company are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

New Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirement for Fair Value Measurement," which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan adopted ASU 2018-13 for the plan year beginning January 1, 2020. ASU 2018-13 had an immaterial impact on the disclosures for this Plan.

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)
3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2020 and 2019, was 96.18% and 93.93%, respectively.

The following tables present the value of investments in the Master Trust and the Plan’s interest in each investment fund of the Master Trust:

	December 31, 2020		December 31, 2019
	Master Trust Balance	Plan's Interest in Master Trust Balance	Master Trust Balance	Plan's Interest in Master Trust Balance
Cash and cash equivalents	$774,770	$750,179	$141,531	$137,050
Company stock	84,746,193	82,056,388	89,181,556	86,357,642
Registered investment companies	190,684,910	188,841,459	184,886,548	180,677,661
Common collective funds	971,913,858	928,852,233	904,828,050	840,324,853
Total Assets	$1,248,119,731	$1,200,500,259	$1,179,037,685	$1,107,497,206

Changes in net assets for the Master Trust are as follows:

Year Ended December 31, 2020
Net transfers (contributions, transfers and benefit payments for the participating plans)	$(109,774,650)
Net appreciation in fair value of instruments	172,537,856
Interest and dividends	7,501,056
Total investment gain (net of transfers)	70,264,262
Administrative expenses	(1,182,216)
Net increase	69,082,046
Net assets:
Beginning of the year	1,179,037,685
End of the year	$1,248,119,731

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)
4. Fair Value
The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Assets at Fair Value as of
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments, at fair value:
Cash and cash equivalents	$774,770	$—	$—	$774,770
Company stock	84,746,193	—	—	84,746,193
Registered investment companies	190,684,910	—	—	190,684,910
	$276,205,873	$—	$—	$276,205,873
Investments measured using NAV per share as practical expedient:
Common collective funds				971,913,858
Total Assets				$1,248,119,731

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)

	Assets at Fair Value as of
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Investments, at fair value:
Cash and cash equivalents	$141,531	$—	$—	$141,531
Company stock	89,181,556	—	—	89,181,556
Registered investment companies	184,886,548	—	—	184,886,548
	$274,209,635	$—	$—	$274,209,635
Investments measured using NAV per share as practical expedient:
Common collective funds:				904,828,050
Total Assets				$1,179,037,685
The Timken Company and TimkenSteel Common Stock Funds participate in units and are valued based on the closing price of each company's common shares traded on a national securities exchange. Cash and cash equivalents and registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The T. Rowe Price Blue Chip Growth Trust seeks long-term growth of capital by investing primarily in common stocks of well-established large and medium-sized companies. Income is a secondary objective of the trust.

The Vanguard Target Retirement Trust II Funds invest in broad index funds of U.S. and international stocks and bonds.  The asset allocation of each fund is managed in accordance with the designated strategy for each fund’s target retirement year.  The funds are automatically rebalanced to designated glide paths.
The JPMorgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index.
The JPMCB Core Bond Fund invests primarily in a diversified portfolio of intermediate and long-term debt securities.
The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies.

The T.Rowe Price Stable Value Funds primarily invests in security backed investment contracts.

The Western Asset Core Plus Bond strategy seeks to maximize total return through a well-diversified, long-term value based core fixed-income portfolio that includes limited opportunistic exposure to the “plus” sectors: high-yield, non-U.S. and emerging market debt. The strategy seeks to approximate the risk of the Bloomberg Barclays U.S. Aggregate Index.

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)
The following tables summarize investments measured at fair value using the net asset value ("NAV") per share practical expedient as of December 31, 2020 and 2019, respectively:

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Funds	$378,270,993	Not applicable	Daily	Trade Day
JPMCB Core Bond	$94,772,301	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$178,988,326	Not applicable	Daily	Trade Day + 1 Day
JPMorgan S&P 500 Index	$8,085,151	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index	$53,425,965	Not applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	$97,924,505	Not applicable	Daily	Trade Day
Western Asset Core Plus Bond	$36,198,400	Not applicable	Daily	Trade Day
JPMCB Equity Index Fund-CF	$3,793,722	Not applicable	Daily	Trade Day
T. Rowe Stable Value Share Class Z	$2,700,255	Not applicable	Daily	Trade Day
T. Rowe Stable Value Common Trust N	$117,754,240	Not applicable	Daily	Trade Day

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Funds	$344,779,265	Not applicable	Daily	Trade Day
JPMCB Core Bond	$96,294,590	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$183,362,933	Not applicable	Daily	Trade Day + 1 Day
JPMorgan S&P 500 Index	$9,217,378	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$53,231,616	Not applicable	Daily	Trade Day
T. Rowe Price Blue Chip Growth Trust	$79,990,726	Not applicable	Daily	Trade Day
Wells Fargo Stable Return	$3,550,487	Not applicable	Daily	Trade Day
Wells Fargo Stable Value	$115,093,081	Not applicable	Daily	Trade Day
Western Asset Core Plus Bond	$18,535,579	Not applicable	Daily	Trade Day
JPMCB Equity Index Fund-CF	$291,093	Not applicable	Daily	Trade Day
Fidelity Managed Income Portfolio Fund	$481,302	Not applicable	Daily	Trade Day

5. Risks and Uncertainties
The Master Trust invests in various investment securities in line with participants' investment elections. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The Plan has received a determination letter from the IRS dated April 5, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

7. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Plan for the year ended December 31, 2020:

Issued to participants for payment of benefits	$10,942,924

Benefits paid to participants include Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

8. Subsequent Events
Management evaluates subsequent events and transactions occurring subsequent to the date of the financial statements through the financial statement issuance date that affect recognition or disclosure to the financial statements. No subsequent events were identified.

Supplemental Schedule

The Timken Company Savings and Investment Retirement Plan
Notes to Financial Statements (continued)
EIN #34-0577130      Plan #011
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2020

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant notes receivable*	Interest rates ranging from 4.25% to 10.50% with various maturity dates	$—	$15,200,834

* Indicates party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS AND INVESTMENT RETIREMENT PLAN

Date: June 23, 2021	By:	/s/ Philip D. Fracassa
Philip D. Fracassa
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)